Exhibit 99.1

CANETIC RESOURCES TRUST

NOTICE PURSUANT TO SECTION 4.9 OF
NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

DELIVERED VIA SEDAR

January 18, 2008

TO:	The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Re:	Canetic Resources Trust ("Canetic") - Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations, Penn West Petroleum Ltd. ("PWPL"), the administrator of Canetic, hereby confirms the following.

Capitalized terms used herein and not otherwise defined shall have the same meaning as those given to them in the Information Circular and Proxy Statement of Canetic dated November 30, 2007 (the "Information Circular").

Names of the parties to the transaction.

Canetic, Penn West Energy Trust ("Penn West"), Canetic Resources Inc. ("CRI"), Canetic APF Limited Partnership, Canetic Saskatchewan Trust, Canetic SR Partnership, Trend Energy Inc., 1167639 Alberta Ltd., 1141702 Alberta Ltd., 990009 Alberta Inc., Vault Energy Inc., Penn West Canetic Acquisition Ltd., Penn West Petroleum, PWPL, Trocana Resources Inc., Titan Exploration Ltd. ("Titan"), 1336953 Alberta Ltd. and Canetic Unitholders completed a plan of arrangement (the "Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta).

Description of the transaction.

The Arrangement resulted in the merger of Penn West and Canetic.

Pursuant to the Arrangement, Canetic Unitholders received for each Canetic Unit held, 0.515 of a Penn West Unit.

Under the Arrangement, Penn West assumed all of the covenants and obligations of Canetic in respect of the four separate classes of outstanding Canetic convertible debentures ("Canetic Debentures"). Holders of Canetic Debentures will now be entitled to receive 0.515 of a Penn West Unit in lieu of each Canetic Unit that the holder was previously entitled to receive on conversion. The revised conversion prices for the Canetic Debentures are: (i) Canetic 6.5 percent Debentures issued May 26, 2005 - $36.8155 per Penn West Unit (27.1625 Penn West Units per $1,000 principal amount); (ii) Canetic 6.5 percent Debentures issued August 24, 2006 - $51.5534 per Penn West Unit (19.3974 Penn West Units per $1,000 principal amount); (iii) Canetic 8.0 percent Debentures issued June 15, 2004 - $30.2136 per Penn West Unit (33.0977 Penn West Units per $1,000 principal amount); and (iv) Canetic 9.4 percent Debentures issued July 3, 2003 - $31.1068 per Penn West Unit (32.1473 Penn West Units per $1,000 principal amount).

For additional information relating to the Arrangement please refer to the Information Circular.

Effective date.

The Arrangement was completed effective January 11, 2008.

Reporting issuers.

An application for Canetic to be deemed to have ceased to be a reporting issuer in each of the Provinces of Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Newfoundland, New Brunswick and Nova Scotia will be made pursuant to applicable securities laws of such provinces.   Notice will also be given to the British Columbia Securities Commission that Canetic will cease to be a reporting issuer in the province of British Columbia.

Penn West continues to be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick.

Date of first financial year-end.

Not applicable.

Interim and annual financial statements required to be filed.

Not applicable.

Documents filed.

Not applicable.